January 26, 2009

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Davi Skin, Inc.
File No. 1-14297

Dear Mr. Decker,

We are in receipt of your letter dated December 18, 2008, regarding the above-referenced.  We will address each of your comments in the order presented in your letter.

Form 10-KSB For The Period Ended December 31, 2007:

1.	We will file our Form 10-Q for the quarter ended September 30, 2008, as soon as we obtain the resources needed to prepare the document and get it reviewed by our auditing firm.

10-Q For The Period Ended June 30, 2008:

2.	The additional disclosures presented below will be included in our future filings.

3.	the inventory presented in current assets at June 30, 2008 is comprised of the following:
a.	Perishable goods	150,264
b.	Reserve for impairment	(77,000)
c.	Packaging	458.809
d.	Total	532,073

4.	Detail of our calculation of earnings per share for the 3 months and 6 months ended June 30, 2008 follows:

	3 months	6 months
Net loss	(371,429)	(1,311,014)
Accrued dividends
on preferred shares	(4,623)	(4,623)
Amortization of preferred
shares discount	(55,398)	(55,398)
	(431,450)	(1,371,035)
Weighted average
number of shares	43,368,884	32,664,307

Basic and diluted
loss per share	(0.01)	(0.04)

The following components of common stock equivalents were not included in the weighted average number of shares above, as their inclusion would have been anti-dilutive:

Warrants                                                      5,775,000
Stock options                                                 835,000

We acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in their filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal secutites laws of the United States.

Thank you very much for assistance, cooperation and patience.  Any further assistance and comments are greatly appreciated.

Respectfully,
DAVI SKIN, INC.

/s/ Munjit Johal
Munjit Johal Its: Chief Financial Officer